FORUM MERGER CORPORATION

135 East 57th Street, 8th Floor

New York, New York

February 2, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Transportation and Leisure

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Barbara C. Jacobs, Assistant Director

Re:	Forum Merger Corporation
Registration Statement on Form S-4
Filed December 1, 2017, as amended
File No. 333-221848

Dear Ms. Jacobs:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Forum Merger Corporation hereby requests acceleration of the effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 P.M. Eastern Time on February 2, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ David Boris
David Boris
Co-Chief Executive Officer, Chief Financial Officer (Principal Financial and Accounting Officer)